UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2022

ELEKTROS, INC.

(Exact name of issuer as specified in its charter)

Commission File Number: 024-11500

Nevada	85-4235616
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1626 South 17th Avenue,

Hollywood, Florida

(Full mailing address of principal executive offices)

347-885-9734

(Issuer’s telephone number, including area code)

You should read the following, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

Item 1.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Elektros, Inc., a Nevada corporation:

Our cash balance is $189,155 as of June 30, 2022. Our cash balance may not be sufficient to fund our operations for any period of time. We have been utilizing, and may continue to utilize, investor share purchases pursuant to our Regulation A offering qualified by the Commission on September 28, 2021. For the semi annual period ending June 30, 2022, we have raised a total of approximately $1,335,000 from the sale of 13,762,883 common shares to eight investors. Shlomo Bleier, our sole director and officer has informally agreed to supply funds to allow us to pay for professional fees and related operating costs in the event that the Company has insufficient funds. Our director has no formal commitment, arrangement or legal obligation to advance and/or loan funds to the company. In order to implement our plan of operations for the next twelve-month period, we believe that we will require a minimum of $1,000,000.

The Company has begun operations to design, develop and manufacture and sell fully electric sport utility vehicles.

On June 1, 2021, we entered into an Agreement with Technicon Design Corporation DBA Segula Technologies to create a high-level development roadmap for us, and they will work to identify companies with a developed EV Chassis which can be used to jump-start the vehicle development process for us. Segula will design and develop with production intent for a single design theme Electric SUV.

We have commenced operations to design, develop and manufacture and sell fully electric sport utility vehicles. In addition, we plan to rent electric vehicles to the public sector. We have $960,328 in total assets and $176,709 in total liabilities for the period ending June 30, 2022.

On March 1, 2022, Elektros, Inc. (the “Company”) issued a press release that the Company has entered into an agreement with with Jiangsu Jinpeng Group Co., Ltd. (“JJG”) of China to produce and deliver the Company’s first batch of Elektros Sonic branded vehicles to the United States. The agreement calls for the shipment of electric car parts by JJG to the Company. Eight electric vehicles are estimated to be built in Florida at a projected cost of $66,000.

On March 16, 2022, Elektros, Inc. (“ELEK”) entered into an Exclusive Agency Framework agreement, (“Agreement”) with Jinshun Import and Export Xuzhou Co., LTD (“JIEX”) of China to exclusively sell and distribute JIEX electric vehicles. The Agreement calls for at least 2,000 units to be produced by JIEX and distributed by ELEK with unit increases of 30% every 12 months, (the “Annual Plan”). ELEK is required to guarantee the orders or continuous in every season. ELEK shall pay 30% of the full amount of the committed sales volume to JIEX as a total advanced payment. During the term of the Agreement, for each unit ordered, $3,900 will be deducted from the advance payment as payment for the current order until all advanced payments are deducted. If, in the event ELEK fails to have annual sales volume of less than 80% of the Annual Plan, JIEX will have the automatic unconditional right to terminate or modify the agreement. Any remaining advanced payments will be kept by JIEX and considered liquidated damages. ELEK will have the right of first refusal to distributing/marketing/selling any new models manufactured by JIEX in the United States notwithstanding ELEK must maintain good standing under the Agreement. The term of the Agreement is three years. The Agreement may be renewed at the end of the term if mutually agreed upon.On March 24, 2022, ELEK entered into a Regulatory Consulting Agreement (“Consulting Agreement”) with IDIADA Automotive Technology USA LLC based in California to crash test and certify Elektros Sonic vehicles directly from China. IDADA provides a renowned certification program that closely examines vehicle production from overseas and performs a high level gap analysis to assess what is needed for National Highway Traffic Safety Administration (NHTSA) and Federal Motor Vehicle Safety Standards (FMVSS) compliance. The IDIADA team plans to visit Elektros Sonic point of production site in China to ensure that all aspects of the electric vehicle comply with U.S. standards before issuing official certification. The approximate cost is estimated to be approximately $45,000.

The Company believes we are no longer a shell company.

Our URL for our website is https://www.elek.world.

Our auditors have raised substantial doubt about or ability to continue as a going concern.

The Six Months Ended June 30, 2022 and June 30, 2021

Revenue: Revenue for the six months ended June 30, 2022 and June 30, 2021 was $0.

Operating Expenses: Operating expenses for the six months ended June 30, 2022 and June 30, 2021 were $1,337,722 and $83,098,431 respectively. Operating expenses for both periods were comprised of general and and administrative expenses.

Net Loss: Net loss for the six months ended June 30, 2022 and June 30, 2021 was ($1,347,129) and ($83,101,731), respectively. The net loss for both periods were the result of general and administrative expenses.

Liquidity and Capital Resources

We had a cash balance of $189,155 at June 30, 2022 and $83,177 at June 30, 2021. Our capital needs have been met by and through our qualified offering statement on September 28, 2021. We will have additional capital requirements during 2022 and 2023. We do not expect to be able to satisfy our cash requirements in the near term as we have no current revenue stream. We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring an operating deficit and net capital deficiency that are expected to continue for the foreseeable future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management's Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

Revenue includes product sales. The Company recognizes revenue from product sales in accordance with Topic 605 "Revenue Recognition in Financial Statements" which is at the time customers are invoiced at shipping point, provided title and risk of loss has passed to the customer, evidence of an arrangement exists, fees are contractually fixed or determinable, collection is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding customer acceptance.

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.”  Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable:  (a) the goods or services received; or (b) the equity instruments issued.  The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The Company had no stock-based compensation plans as of June 30, 2022.

The Company’s stock-based compensation was $0 for the six months ended June 30, 2022 and June 30, 2021.

Item 2.  Other Information

Transfer Agent

Securities Transfer Corporation is our transfer agent. Their address is 2901 N. Dallas Parkway, Suite 380, Plano, Texas. Their phone number is 469-633-0101.

Item 3. Financial Statements

Elektros, Inc.

Balance Sheets

	June 30, 2022	December 31, 2021
ASSETS
Current Assets
Cash	$189,155	$83,177
Deposits	2,250	-
Prepaid expenses	667,175	-
Inventory – Vehicles	65,000	-
Total Current Assets	923,580	83,177
Company vehicle	36,749	-
TOTAL ASSETS	$960,328	$83,177

LIABILITIES & STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$63,609	$-
Accrued expenses	3,000	$2,000
Loans to the company, net accumulated interest	110,100	225,428
Total Current Liabilities	176,709	227,428

TOTAL LIABILITIES	176,709	227,428

Stockholders’ Equity
Preferred stock, $.001 par value, 200,000,000 shares authorized; 0 issued and outstanding as of June 30, 2022 and December 31, 2021	-	-

Common stock, $.001 par value, 500,000,000 shares authorized, 429,763,496 and 410,750,613 shares issued and outstanding as of June 30, 2022 and December 31 2021, respectively	429,763	410,751
Additional paid in capital	96,773,838	94,517,851
Accumulated deficit	(96,419,982)	(95,072,852)

Total Stockholders’ Deficit	$783,620	$(144,251)

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	$960,328	$83,177

The balance sheet of the Company at June 30, 2022 has been prepared by management and has not been audited or reviewed by an independent certified public accounting firm. The accompanying notes are an integral part of these financial statements.

Elektros, Inc.

Statement of Operations

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Operating expenses

General and administrative expenses	$1,337,722	$83,098,431
Total operating expenses	1,337,722	83,098,431

Operating loss	$(1,337,722)	$(83,098,431)

Other Income/(Loss)
Interest	$9,408	$3,300
Total Other Expense	9,408	3,300
Net loss	$(1,347,129)	$(83,101,731)

Basic and Diluted net loss per common share	$(.00)	$(.88)

Weighted average number of common shares outstanding - Basic and Diluted	422,208,021	94,722,153

The financial statements in regards to the six-month period ending June 30, 2022 and June 30, 2021 have been prepared by management and have not been audited or reviewed by an independent certified public accounting firm. The accompanying notes are an integral part of these financial statements.

  Elektros, Inc.

Statement of Changes is Stockholder (Deficit)

For the Period December 1, 2020 (Inception) to June 30, 2022

	Common Shares	Par Value Common Shares	Additional Paid-in Capital	Accumulated Deficit	Total

Date of Inception, December 1, 2020	-	$-	$-	$-	$-
Expenses paid on behalf of the Company and contributed to capital	-	-	1,185	-	1,185
Net loss	-	-	-	(2,185)	(2,185)
Balances, December 31, 2020	$-	$-	$1,185	$(2,185)	$(1,000)
Common shares issued as compensation	41,300,000	41,300	94,601,700	-	94,643,000
Common shares issued in reorganization	366,520,871	366,521	(366,521)	-	-
Common shares sold	2,929,742	2,930	281,255	-	284,185
Expenses paid on behalf of the Company and contributed to capital	-	-	231	-	231
Net loss	-	-		(95,070,667)	(95,070,667)
Balances, December 31, 2021	410,750,613	$410,751	$94,517,851	$(95,072,852)	$(144,251)
Common shares issued as compensation	5,250,000	5,250	934,750	-	940,000
Common shares sold	13,762,883	13,763	1,321,237	-	1,335,000
Net loss	-	-	-	(1,347,129)	(1,347,129)
Balances, June 30, 2022	429,763,496	$429,763	$96,773,838	$(96,419,982)	$783,620

The financial statements in regards to the six-month period ending August 31, 2021 and August 31, 2020 have been prepared by management and have not been audited or reviewed by an independent certified public accounting firm. The accompanying notes are an integral part of these financial statements.

Elektros, Inc.

Statement of Cash Flows

	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,347,129)	$(83,101,731)
Adjustment to reconcile net loss to net cash used in operating activities:
Expenses contributed to capital	-	100
Common shares issued as compensation	940,000	83,000,000
Changes in current assets and liabilities:
Accounts payable	63,609	-
Accrued expenses	1,000	400
Prepaid expenses	(667,175)	-
Inventory – vehicles	(65,000)	-
Deposits	(2,250)	-
Net cash used in operating activities	(1,076,946)	(101,231)
CASH FLOW FROM INVESTING ACTIVITIES
Cash paid for purchase of fixed assets	(36,749)	-
Net cash used in investing activities	(36,749)	-
CASH FLOWS FROM FINANCING ACTIVITIES
Common shares sold	1,335,000	-
Loans to company	(115,328)	91,300
Net cash provided by financing activities	1,219,672	91,300

Net change in cash	$105,978	$(9,931)
Beginning cash balance	83,177	10,000
Ending cash balance	$189,155	$69

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Interest paid	$9,736	$-
Income taxes paid	$-	$-

The financial statements in regards to the six-month period ending June 30, 2022 and June 30, 2021 have been prepared by management and have not been audited or reviewed by an independent certified public accounting firm. The accompanying notes are an integral part of these financial statements.

Elektros, Inc.

Notes to the Unaudited Consolidated Financial Statements

Note 1 – Organization and Description of Business

Elektros, Inc. (we, us, our, or the "Company") was incorporated on December 1, 2020 in the State of Nevada.

On December 1, 2020, Levi Jacobson was appointed Chief Executive Officer, Chief Financial Officer, and Director of Elektros, Inc.

On May 25, 2021, the Company entered into a “Agreement and Plan of Merger”, whereas it agreed to, and subsequently participated in, a Nevada holding company reorganization pursuant to NRS 92A.180, NRS 92A.200, NRS 92A.230 and NRS 92A.250 (“Reorganization”). There was no shareholder vote required and there was no shareholder meeting. The constituent corporations in the Reorganization were China Xuefeng Environmental Engineering, Inc. (“CXEE” or “Predecessor”), Elektros, Inc. (“ELEK” or“Successor”), and Elektros Merger Sub, Inc. (“Merger Sub”). Our former director, Levi Jacobson, was the sole director/officer of each constituent corporation in the Reorganization.

Elektros, Inc. issued 1,000 common shares of its common stock to Predecessor and Merger Sub issued 1,000 shares of its common stock to Elektros, Inc. immediately prior to the Reorganization. As such, immediately prior to the merger, Elektros, Inc. became a wholly owned direct subsidiary of CXEE and Merger Sub became a wholly owned and direct subsidiary of ELEK.

The merger was effectuated on May 28, 2021 (“Effective Time”), whereas the Company filed Articles of Merger with the Nevada Secretary of State. At the Effective Time, Predecessor was merged with and into Merger Sub (the “Merger), and Predecessor became the surviving corporation. Each share of Predecessor common stock issued and outstanding immediately prior to the Effective Time was converted into one validly issued, fully paid and non-assessable share of ELEK’S common stock.

At the Effective Time, Elektros, Inc., as successor issuer to China Xuefeng Environmental Engineering Group, Inc. continued to trade in the OTC MarketPlace under the previous ticker symbol of Predecessor “CXEE” until the new ticker symbol “ELEK” for the Company was released into the OTC MarketPlace on June 7, 2021. The Company was given a CUSIP Number by CUSIP Global Services for its common stock of 286176102.

Our Common Stock is quoted on the OTC Markets Group Inc.’s Pink® Open Market under the symbol “ELEK”.

On May 28, 2021, after the completion of the Holding Company Reorganization, we cancelled all of the stock we held in CXEE resulting in CXEE and ELEK each as a stand-alone company. Pursuant to the holding company merger agreement and effects of merger, all of the assets and liabilities, if any, remain with CXEE after the Reorganization. Levi Jacobson, the Director of CXEE and our former Director did not discover any assets of CXEE from the time he was appointed custodian and Director until the completion of the Reorganization and subsequent separation of CXEE as a stand-alone company.

Given that the former business plan and objectives of CXEE and the present-day business plan and objectives of Elektros substantially differ from one another, we conducted the corporate separation with CXEE contemporaneously after the effective time of the Reorganization in order to avoid any shareholder confusion. The former business plan of CXEE (providing services to optimize garbage-recycling processes) under the leadership of its former directors, does not, in any way, represent the current day business plan of ELEK, and thus it is the belief of the Company that the corporate separation ameliorated shareholder confusion about our identity and/or corporate objectives. Furthermore, we wanted to continue trading in the OTC MarketPlace. It is our belief that CXEE was a shell company at the time of the Reorganization.

The corporate actions taken by the Company, including, but not limited to, the corporate structuring of the transactions, was deemed, in the discretion of our former sole director, to be for the benefit of the corporation and its shareholders. Former shareholders of CXEE are now the shareholders of ELEK. The former shareholders of CXEE now have the opportunity to benefit under our business plan and we have the opportunity to grow organically from our built-in shareholder base and new leadership under our new director Shlomo Bleier. It will be easier for us now to borrow funds because we trade in the OTC MarketPlace which is attractive to investors.

Currently, Jewish Enrichment Enterprise, Inc. owned and controlled by Shlomo Bleier, our sole officer and director is our controlling shareholder, owning 326,000,000 shares of our restricted common stock representing approximately 82.01% voting control. Mr. Levi Jacobson was our sole officer and director of CXEE and Elektros immediately before and at the effective time of the Reorganization. Mr. Jacobson resigned as Elektros sole officer/director on July 1, 2021. On the same date, Mr. Shlomo Bleier was appointed our sole officer/director by majority vote of shareholders and by our former director. Mr. Jacobson cancelled all of his shares held indirectly in Elektros by Goldjay Realty, Inc. and an equivalent number of shares were subsequently issued to Jewish Enrichment Enterprise, Inc., an entity solely controlled by Mr. Bleier as compensation for his services pursunat to Rule 4(a)(2).

The Company has elected December 31st as its year end.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles, generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents at June 30, 2022, and December 31, 2021, were $189,155 and $83,177, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.”  Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs.  A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. No deferred tax assets or liabilities were recognized at June 30, 2022.

Basic Earnings (Loss) Per Share

The Company computes basic and diluted earnings (loss) per share in accordance with ASC Topic 260, Earnings per Share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the Company.

The Company does not have any potentially dilutive instruments as of June 30, 2022 and, thus, anti-dilution issues are not applicable.

Fair Value of Financial Instruments

The Company’s balance sheet includes certain financial instruments. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include accrued expenses.

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Convertible Instruments

The Company has opted for early adoption of the revised FASB guidance, ASU 2020-06, for accounting for conversion options embedded in convertible instruments. A debt with an embedded conversion feature shall be accounted for in its entirety as a liability and no portion of the proceeds from the issuance of convertible debt instrument instruments shall be accounted for as attributable to the conversion feature unless the conversion feature is required to be accounted for separately as an embedded derivative under Subtopic 815-15 or the conversion feature results in a premium that is subject to the guidance in paragraph 470-20-25-13.

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.”  Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable:  (a) the goods or services received; or (b) the equity instruments issued.  The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The Company had no stock-based compensation plans as of June 30, 2022.

The Company’s stock-based compensation for the periods ended June 30, 2022 and June 30, 2021 were $940,000 and $83,000,000, respectively.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 is amended by ASU 2018-01, ASU2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01, which FASB issued in January 2018, July 2018, July 2018, December 2018 and March 2019, respectively (collectively, the amended ASU 2016-02). The amended ASU 2016-02 requires lessees to recognize on the balance sheet a right-of-use asset, representing its right to use the underlying asset for the lease term, and a lease liability for all leases with terms greater than 12 months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current GAAP. The amended ASU 2016-02 retains a distinction between finance leases (i.e. capital leases under current GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current GAAP. The amended ASU 2016-02 also requires qualitative and quantitative disclosures designed to assess the amount, timing, and uncertainty of cash flows arising from leases. A modified retrospective transition approach is permitted to be used when an entity adopts the amended ASU 2016-02, which includes a number of optional practical expedients that entities may elect to apply.

We have no finance leases, only two prepaid leases, and do not believe we will be impacted in the foreseeable future by the newly adopted accounting standard(s) mentioned above.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Note 3 – Going Concern

The Company’s financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company demonstrates adverse conditions that raise substantial doubt about the Company's ability to continue as a going concern for one year following the issuance of these financial statements. These adverse conditions are negative financial trends, specifically operating loss, working capital deficiency, and other adverse key financial ratios.

The Company has not established any source of revenue to cover its operating costs. Management plans to fund operating expenses with related party contributions to capital. There is no assurance that management's plan will be successful. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event that the Company cannot continue as a going concern.

Note 4 – Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not.  In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company has incurred a net operating loss carryforward of $96,419,982 which begins expiring in 2040. The Company has adopted ASC 740, “Accounting for Income Taxes”, as of its inception. Pursuant to ASC 740 the Company is required to compute tax asset benefits for non-capital losses carried forward. The potential benefit of the net operating loss has not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the loss carried forward in future years.

Note 5 – Commitments and Contingencies

The Company follows ASC 450-20, Loss Contingencies, to report accounting for contingencies.  Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. There were no commitments or contingencies as of June 30, 2022.

Note 6 – Prepaid Expenses

During the period ended June 30, 2020, the Company prepaid a 15 year lease for office space totaling $310,125 and prepaid a 15 year lease for commercial space totaling $375,000.

Note 7- Company Vehicle

On or about June 29, 2022, the Company purchased a vehicle for commercial use totaling $36,749. The Company will be depreciating the vehicle asset beginning in July 2022 for five years, using the straight-line depreciation method.

Note 8 – Accrued Expenses

Accrued expenses totaled $3,000 as of June 30, 2022, and $2,000 as of December 31, 2021, and consisted primarily of professional fees.

Note 9 – Loan to Company

On August 5, 2021, the Company entered into a convertible loan agreement with GS Capital Partners, LLC (“GS Capital”) whereby the Company received $115,000 in exchange for a promissory note signed by the Company and 300,000 shares of the Company’s common stock. The Company paid this loan in full during the period ended June 30, 2022.

On February 12, 2021, the Company entered into a convertible loan agreement with GS Capital whereby the Company received $88,000 in exchange for a promissory note signed by the Company. The Company is currently accruing the ten percent annual interest. GS Capital can convert the loan and any accumulated interest to shares after the maturity date of February 12, 2022.

On December 28, 2020, the Company entered into a loan agreement with Samuel Schlesinger. The verbal agreement between our former sole officer, Levi Jacobson, and Mr. Schlesinger set the term of the loan as payable within 180 days from December 28, 2020, with no interest.

Note 10 – Shareholder Equity

Preferred Stock

The authorized preferred stock of the Company consists of 200,000,000 shares with a par value of $0.001. There were no shares issued and outstanding as of June 30, 2022, and December 31, 2021.

Common Stock

The authorized common stock of the Company consists of 500,000,000 shares with a par value of $0.001. There were 429,763,496 and 410,750,613 shares of common stock issued and outstanding as of June 30, 2022, and December 31, 2021, respectively.

During the period ended June 30, 2022, 5,250,000 shares of common stock were issued to two shareholders for services rendered to the Company.

During the period ended June 30, 2022, 13,762,883 shares of common stock were sold to eight shareholders for proceeds totaling $1,335,000 under the terms of the Regulation A offering which became qualified on September 28, 2021.

During the year ended December 31, 2021, 41,300,000 shares of common stock were issued to eight shareholders for services rendered to the Company.

During the year ended December 31, 2021, 2,929,742 shares of common stock were sold to five shareholders for proceeds totaling $284,185 under the terms of the Regulation A offering which became qualified on September 28, 2021.

At the time of the merger and reorganization, 366,520,871 common shares of CXEE were exchanged for an equivalent amount of the Company’s stock and 300,000,000 of those shares of common stock were transferred to Jewish Enrichment Enterprise for services rendered to the Company.

Additional Paid-In Capital

The Company’s sole officer and director, Shlomo Bleier, paid expenses on behalf of the Company totaling $131 as of December 31, 2021. These payments are considered contributions to the Company with no expectation of repayment and are posted as additional paid-in capital

The Company’s former sole officer and director, Levi Jacobson, paid expenses on behalf of the Company totaling $1,285 as of December 31, 2021. The $1,285 in total payments are considered contributions to the Company with no expectation of repayment and are posted as additional paid-in capital.

Note 11 – Related-Party Transactions

Equity

On January 29, 2021, 26,000,000 shares of common stock were issued to Jewish Enrichment Enterprise for services rendered to the Company. Our current sole officer and director, Shlomo Bleier, who was appointed July 1, 2021, owns and controls Jewish Enrichment Enterprise.

At the time of the merger and reorganization, 366,520,871 common shares of CXEE were exchanged for and equivalent number of shares of the Company and 300,000,000 of those shares of common stock were issued to Jewish Enrichments Enterprise for services rendered to the Company. Our current sole officer and director, Shlomo Bleier, who was appointed July 1, 2021, owns and controls Jewish Enrichment Enterprise.

Note 12 – Subsequent Events

Management has reviewed financial transactions for the Company subsequent to the period ended June 30, 2022 and has found that there was nothing material to disclose.

Item 4.  Exhibits

Exhibit No.	Description

1A-2A	Certificate of Incorporation, as filed with Nevada Secretary of State on November 30, 2020 *
1A-2B	Bylaws *

 *Filed as an exhibit to our Offering Statement (1-A) on September 22, 2021.

SIGNATURES

 Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elektros, Inc.

Date:	August 4, 2022	By:	/s/ Shlomo Bleier
Shlomo Bleier, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Shlomo Bleier	Chief Executive Officer	August 4, 2022
Shlomo Bleier	(Principal Executive Officer)

/s/ Shlomo Bleier	Chief Financial Officer and Chief Accounting Officer	August 4, 2022
Shlomo Bleier	(Principal Financial Officer and Principal Accounting Officer)